Exhibit 99.1

Telix Pharmaceuticals Limited ACN 616 620 369 55 Flemington Road North Melbourne Victoria, 3051 Australia ASX ANNOUNCEMENT

Telix ADSs Commence Trading on Nasdaq

Melbourne (Australia) – 14 November 2024. Telix Pharmaceuticals Limited (ASX: TLX; Nasdaq: TLX, Telix, the Company) announces that its American Depository Shares (ADSs) have commenced trading on the Nasdaq Global Select Market (Nasdaq) under the ticker symbol ‘TLX’.

The Company continues to have its primary listing on ASX, with the Nasdaq listing of ADSs expected to complement the Company’s ASX listing.

Each ADS represents one fully paid ordinary share of the Company. Telix has not issued any new shares as part of the Nasdaq listing. Initial trading of ADSs may be limited as existing shareholders take time to transition their TLX shares to ADSs.

JPMorgan Chase Bank. N.A. has been appointed as the depositary, custodian and registrar for the ADS program.

Dr. Christian Behrenbruch, Managing Director and Group Chief Executive Officer, Telix, said, “Listing on Nasdaq is an important milestone and one that will facilitate streamlined access to Telix shares for a significant portion of our workforce, and U.S. and global investors. It is an appropriate step given the growth trajectory of company, leadership position in radiopharmaceuticals and expanding footprint in North America.”

This announcement does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About Telix Pharmaceuticals Limited

Telix is a biopharmaceutical company focused on the development and commercialisation of therapeutic and diagnostic radiopharmaceuticals and associated medical devices. Telix is headquartered in Melbourne, Australia, with international operations in the United States, Europe (Belgium and Switzerland), and Japan. Telix is developing a portfolio of clinical and commercial stage products that aims to address significant unmet medical needs in oncology and rare diseases. Telix is listed on the Australian Securities Exchange (ASX: TLX) and the Nasdaq Global Select Market (Nasdaq: TLX).

Telix Investor Relations

Ms. Kyahn Williamson
Telix Pharmaceuticals Limited
SVP Investor Relations and Corporate Communications
Email: kyahn.williamson@telixpharma.com

This announcement has been authorised for release by the Telix Pharmaceuticals Limited Board of Directors.

Legal Notices

You should read this announcement together with our risk factors, as disclosed in our most recently filed reports with the Australian Securities Exchange (ASX) or on our website.

The information contained in this announcement is not intended to be an offer for subscription, invitation or recommendation with respect to securities of Telix Pharmaceuticals Limited (Telix) in any jurisdiction, including the United States. The information and opinions contained in this announcement are subject to change without notification. To the maximum extent permitted by law, Telix disclaims any obligation or undertaking to update or revise any information or opinions contained in this announcement, including any forward-looking statements (as referred to below), whether as a result of new information, future developments, a change in expectations or assumptions, or otherwise. No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information contained or opinions expressed in the course of this announcement.

This announcement may contain forward-looking statements that relate to anticipated future events, financial performance, plans, strategies or business developments. Forward-looking statements can generally be identified by the use of words such as “may”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “believe”, “outlook”, “forecast” and “guidance”, or the negative of these words or other similar terms or expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are based on Telix’s good-faith assumptions as to the financial, market, regulatory and other risks and considerations that exist and affect Telix’s business and operations in the future and there can be no assurance that any of the assumptions will prove to be correct. In the context of Telix’s business, forward-looking statements may include, but are not limited to, statements about: the anticipated benefits of Telix’s listing on Nasdaq; the initiation, timing, progress and results of Telix’s preclinical and clinical trials, and Telix’s research and development programs; Telix’s ability to advance product candidates into, enrol and successfully complete, clinical studies, including multi-national clinical trials; the timing or likelihood of regulatory filings and approvals for Telix’s product candidates, manufacturing activities and product marketing activities; Telix’s sales, marketing and distribution and manufacturing capabilities and strategies; the commercialisation of Telix’s product candidates, if or when they have been approved; Telix’s ability to obtain an adequate supply of raw materials at reasonable costs for its products and product candidates; estimates of Telix’s expenses, future revenues and capital requirements; Telix’s financial performance; developments relating to Telix’s competitors and industry; and the pricing and reimbursement of Telix’s product candidates, if and after they have been approved. Telix’s actual results, performance or achievements may be materially different from those which may be expressed or implied by such statements, and the differences may be adverse. Accordingly, you should not place undue reliance on these forward-looking statements.

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